Filed Pursuant to Rule 424(b)(3)
Registration No. 333-173048

PLYMOUTH OPPORTUNITY REIT, INC.
SUPPLEMENT NO. 3 DATED JULY 30, 2012

TO THE PROSPECTUS DATED NOVEMBER 1, 2011

This document ("Supplement No. 3") supplements and should be read in conjunction with the prospectus of Plymouth Opportunity REIT, Inc. dated November 1, 2011 (the "Prospectus"), as supplemented by Supplement No. 1, dated March 29, 2012 and Supplement No. 2, dated May 11, 2012. As used herein the terms "we," "our" and "us" refer to Plymouth Opportunity REIT, Inc. and, as required by context, Plymouth Opportunity OP, LP, which we refer to as our "operating partnership." Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this Supplement No. 3 is to:

•	disclose the status of the offering;

•	update the disclosure under the caption "Suitability Standards;"

•	update the disclosure under the caption "Description of Shares – Distribution Amendment Plan– Eligibility;" and

•	update the disclosure under the caption "Plan of Distribution – Special Notices to Pennsylvania and Tennessee Investors."

Status of the Offering

We commenced this offering of 65,000,000 shares of common stock on November 1, 2011. As of July 26, 2012, we had received gross offering proceeds of approximately $2.7 million, which is sufficient to satisfy the minimum offering amounts in all states where we are conducting this offering except Ohio, Pennsylvania and Tennessee. Accordingly, we have broken escrow with respect to subscriptions received from all states where we are conducting this offering except Oho, Pennsylvania and Tennessee, which have minimum offering amounts of $20.0 million, $25.0 million and $10.0 million, respectively.

Except with respect to subscriptions from Ohio, Pennsylvania and Tennessee, subscribers should make their checks payable to "Plymouth Opportunity REIT, Inc." Until we have raised $20.0 million, $25.0 million and $10.0 million, respectively, from persons not affiliated with us or our advisor, Ohio, Pennsylvania and Tennessee investors should continue to make their checks payable to "People's United Bank, as Escrow Agent for Plymouth Opportunity REIT, Inc."

Suitability Standards

The disclosure in the second bullet point in the fourth paragraph of this section is hereby amended to delete the reference to "Ohio."

The disclosure in the fourth paragraph of this section is supplemented by adding the following language:

•	Ohio – In addition to the suitability requirements described above, it is recommended that investors should invest, in the aggregate, no more than 10% of their liquid net worth in our shares and securities of other non-traded real estate investment programs. "Liquid net worth" is defined as that portion of net worth (total assets, exclusive of home, home furnishings, and automobiles, minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Description of Shares–Distribution Reinvestment Plan–Eligibility

The second sentence of this section is deleted in its entirety.

Plan of Distribution – Special Notice to Pennsylvania and Tennessee Investors

The title of this section is hereby amended to read: "Plan of Distribution – Special Notice to Ohio, Pennsylvania and Tennessee Investors."

The disclosure in this section is supplemented to add the following language at the end of the section:

"We will also not sell any shares to Ohio investors unless we raise a minimum of $20 million in gross offering proceeds (including sales made to residents of other jurisdictions). Pending satisfaction of this condition, all subscription payments by Ohio investors will be placed in a segregated account held by the escrow agent, People's United Bank, in trust for Ohio subscribers' benefit, pending release to us. In the event we do not raise gross offering proceeds of $20 million by November 1, 2012, we will promptly return all funds held in escrow for the benefit of Ohio investors. Purchases by persons affiliated with us, our sponsors or our advisor will not count toward the Ohio minimum. Until we have raised $20 million, Ohio investors should make their checks payable to "People's United Bank, as Escrow Agent for Plymouth Opportunity REIT, Inc." Once we have reached the Ohio minimum, Ohio investors should make their checks payable to "Plymouth Opportunity REIT, Inc."